Filed Pursuant to Rule 424B5
Registration No. 333-110538

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 23, 2003

9,200,000 Shares

Common Stock

          We are offering 9,200,000 shares of our common stock.

          Our common stock is listed on the NASDAQ National Market under the symbol “ANAD.” The last reported sale price of our common stock on the NASDAQ National Market on March 9, 2006 was $5.68 per share.

          The underwriters have an option to purchase a maximum of 1,350,000 additional shares of common stock to cover overallotments, if any.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ANADIGICS

Per Share	$5.50	$0.31625	$5.18375
Total	$50,600,000	$2,909,500	$47,690,500

          Delivery of the shares of common stock will be made on or about March 15, 2006.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

CIBC World Markets

Craig – Hallum Capital Group LLC

ThinkEquity Partners LLC

The date of this prospectus supplement is March 9, 2006

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

          Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to “ANADIGICS,” “we,” “us,” or “our” refer to ANADIGICS, Inc., a Delaware corporation and its subsidiaries.

          This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

          You should rely only on the information contained, or incorporated by reference, in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, the shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained, or incorporated by reference, in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of our shares of common stock. It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in each such document, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

FORWARD-LOOKING STATEMENTS

          This prospectus supplement and the accompanying prospectus and the information incorporated by reference in each such document contain projections and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to the “safe harbor” created by those Sections. These projections and forward-looking statements reflect ANADIGICS, Inc.’s current views with respect to future events and financial performance and can generally be identified as such because the context of the statement will include words such as “believe,” “anticipate,” “expect,” or words of similar import. Similarly, statements that describe our future plans, objectives, estimates or goals are forward-looking statements. No assurances can be given, however, that these events will occur or that these projections will be achieved and actual results and developments could differ materially from those projected as a result of certain factors. Important factors that could cause our results and developments to be materially different from those expressed or implied by such projections and forward-looking statements include those we discuss in greater detail under the heading “Risk Factors” and in the documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

          You should read this prospectus supplement and the accompanying prospectus and the documents that we incorporate by reference in each such document completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

          We will not update these forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”).

PROSPECTUS SUPPLEMENT SUMMARY

          This summary highlights information incorporated by reference or contained elsewhere in this prospectus supplement and the accompanying prospectus, and may not contain all the information that is important to you. You should, therefore, read carefully all the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including that under “Risk Factors,” “Prospectus Supplement Summary—Summary Consolidated Financial Information,” “Selected Consolidated Financial Information” and our consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus for a more complete understanding of this offering and our business. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their overallotment option.

Our Company

          We are a leading provider of radio frequency integrated circuits (RFIC) and radio frequency (RF) front end solutions in the rapidly growing wireless handset and broadband communications markets. Our products include power amplifiers (PAs), tuner integrated circuits, active splitters and other components, which can be sold individually or packaged as integrated RF modules. We believe that our business model, with a diverse portfolio of wireless and broadband products, has positioned us to expand our gross margins. In the wireless handset market, we focus on RFIC and RF front end solutions for wireless handsets operating over various air interface standards. In the broadband market, our focus is on applications for Wireless Local Area Networking (WLAN) systems, cable set-top boxes, cable television infrastructure systems, worldwide interoperability for microwave access (WiMAX) systems and fiber-to-the-premises (FTTP) communications systems. Our integrated solutions enable our customers to improve RF performance, power efficiency, reliability and time–to–market, while reducing the size, weight and cost of their products. We have longstanding customer relationships with several of the industry leaders in their respective markets, including LG Electronics Inc. (LG Electronics), Samsung Electronics Co., Ltd. (Samsung), KYOCERA Corporation (Kyocera) and Research in Motion Limited (RIM) in the wireless handset market; INTEL Corporation (Intel) in the WLAN market; and Scientific–Atlanta, Inc. (Scientific Atlanta) and Motorola, Inc. (Motorola) in the cable set-top box and cable infrastructure markets. Additionally, in the wireless arena, we have been included in reference designs of industry leaders such as Qualcomm Incorporated (Qualcomm), Texas Instruments Incorporated (Texas Instruments), Broadcom Corporation (Broadcom) and Atheros Communications, Inc. (Atheros).

          We believe our business is benefiting from two key trends: (1) an increased dollar content of our products per wireless handset, set-top box and WLAN chipset, and (2) strong unit sales growth in these end markets. We believe that the combination of these two trends will enable us to outpace the overall end product unit growth in the wireless and broadband markets. For example, in the wireless handset market, a key trend is the growing adoption of third-generation, or 3G, wireless handsets that require an additional number of PAs with higher performance levels and integration. The complexity of 3G designs coupled with our selection in the reference designs of one of the leading 3G wireless chipset vendors makes it more difficult for our competitors to displace our products and allows us to capitalize on the growth in 3G. In the WLAN market, our business is benefiting from both the continued unit growth in the overall WLAN market as well as the growing adoption of the 802.11a/b/g standard, which requires two PAs in the same chipset as compared to one PA, which was required under the prior standard. We are experiencing growth in our semiconductor tuner and active splitter business as a result of the increasing popularity of cable set-top boxes that incorporate enhanced functionality such as DVRs and high definition television (HDTV) reception. In addition, we believe that DTV, TV-in-PC applications and a new generation of cable modems based on the DOCSIS 3.0 standard will increase the addressable market for our semiconductor tuners and active splitters. We believe our CATV infrastructure business will benefit from the upcoming launch of 1 GHz products from Scientific Atlanta, which we expect will drive an upgrade from the existing 870 MHz standard.

          We continue to focus on leveraging our technological and manufacturing advantages to remain a leading supplier of RFICs and RF front end solutions. We believe our proprietary InGaP-plusTM technology, which combines the bipolar technology of a PA (HBT PA) with the surface device technology of an RF active switch (pHEMT) on the same die, provides us with a competitive advantage in the market place. Our primary fabrication facility (fab), a state-of-the-art six-inch diameter Gallium Arsenide (GaAs) fab located at our corporate headquarters in Warren, New Jersey, has been operational since 1999. Unlike traditional CMOS silicon fabs that have short technology lifecycles and require frequent capital investments, GaAs fabs are more similar to analog fabs that have long lifecycles and do not become quickly outdated. We believe that this facility will enable us to capitalize on the growing demand for RFICs. Our six-inch wafer fab allows us to produce more than twice the RF die per wafer compared with the four-inch wafer fabs still used by some of our competitors. We believe our strong fabrication capability and available capacity, combined with integrated product design and logistics expertise, allow us to quickly develop and manufacture products to capitalize on the growing demand for RFICs.

Industry Background

          Wireless Handset Market. Growth in the shipments of wireless handsets that use the W-CDMA and EDGE standards is expected to significantly outpace the growth in the overall number of wireless handset shipments in the next several years. According to International Data Corporation (IDC), the number of wireless handsets manufactured to these new technological standards are expected to grow from 40.3 million units shipped in 2004 to 480.9 million by 2009, representing a 64.1% compound annual growth rate as compared to the expected overall compound annual wireless handset growth rate of 7.1% during the same period. As the primary PA supplier on Qualcomm’s MSM SURF reference design, which is a leading design based on the HSDPA (High Speed Down Line Packet Access) standard, we believe we are well positioned to benefit from the transition to 3G.

          WLAN Market. WLAN networking products are migrating to the dual-band 802.11a/b/g standard which operates at multiple frequencies and requires two PAs to operate instead of one. According to IDC, dual-band WLAN chipsets are expected to have a 103.1% compound annual growth rate from 2004 to 2009. We are the primary supplier to Intel, the leading manufacturer of WLAN chipsets for the notebook computer market and expect to benefit from both the unit growth and increased PA content in dual-band WLAN chipsets.

          Cable Set-Top Boxes and Other Semiconductor Tuner Markets. New set-top boxes are increasingly incorporating advanced functionality such as DVR, which require multiple semiconductor tuners and an active splitter. The additional RFIC content in these set-top boxes will increase demand for the components we manufacture and as a result we expect our business to outpace the overall unit growth of the set-top box market. In addition, we believe that digital television (DTV), TV-in-PC applications and next-generation cable modems will increase the addressable market for semiconductor tuner products.

          CATV Infrastructure and FTTP Markets. In the cable television infrastructure and FTTP markets, we are a leading supplier of line amplifier RFICs, drop amplifiers and photodetector diodes. This market is experiencing growth as a result of increasing cable television infrastructure bandwidth, the increased deployment of CATV fiber nodes, FTTP, Local Area Networks (LAN), Metropolitan Area Networks (MAN) and Storage Area Networks (SAN).

Our Competitive Strengths

We believe our key competitive strengths include the following:

•

Focused market position on RF front end. We believe our focus on the RF front end results in better utilization of research and development resources while avoiding competition with the large wireless chipset providers. These providers are focused on the baseband and transceiver and we believe our RF front end focus has been instrumental in the selection of our products in the reference designs of leading wireless chipset providers.

•

Strong relationships with industry leaders in key growth areas. Our key customers include industry leaders such as Intel, Motorola, Scientific Atlanta, LG Electronics and Samsung. Our products have also been selected in the reference designs of leading wireless handset chipset providers such as Qualcomm and Texas Instruments.

•

Radio frequency design capabilities. We believe we are well positioned to meet our customers’ requirements, as we have developed both extensive process capabilities as well as a broad portfolio of RF design expertise that includes PAs, switches and semiconductor tuners.

•

Leading-edge compound semiconductor technologies. Our proprietary technology, which utilizes InGaP-plusTM, enables us to integrate the PA function and the RF active switch function on the same die. We believe this integration reduces the size and cost of our products and makes them more competitive.

•

Leading fab with the ability to meet growing industry demand. Our primary fab, a state-of-the-art six-inch diameter GaAs fab located in Warren, New Jersey, allows us to produce more than twice the RF die per wafer compared with the four-inch wafer fabs still used by some of our competitors.

Our Strategy

The key elements of our strategy include the following:

•

Focus on gross margin expansion. We seek to expand our gross margins and profitability by focusing on those products and markets where we currently enjoy a leading market position and have strong technological leadership.

•

Expand existing relationships with industry leaders. As only a few wireless chipset providers lead the wireless handset market, selection in these companies’ reference designs is critical to driving component sales to wireless handset manufacturers. We believe that expanding our relationships with leading wireless chipset providers will continue to contribute to future growth and market share gains.

•

Focus on tier-one customers. Our customers include tier-one manufacturers that are well positioned to take advantage of positive trends in our target markets. We intend to continue to focus on building customer relationships with these market leaders, as well as to expand our tier-one customer base.

•

Continue to focus on the RF front end. In the wireless handset and WLAN markets, we intend to remain focused exclusively on developing solutions in the RF front end. We believe this focus enables us to efficiently use our research and development resources and maintain a high degree of business compatibility with our chipset partners.

•	Expand business in Asia. We believe that sales to wireless handset manufacturers in Asian markets represents a significant growth opportunity for our business.

•

Pursue new growth opportunities and markets. We intend to capitalize on new growth opportunities and markets by expanding our share of the GSM market and by penetrating the emerging DTV, WiMAX, and DOCSIS 3.0 cable modem markets.

•

Leverage our RF design, differentiated leading–edge technology and manufacturing capabilities. We intend to use our RF design and manufacturing capabilities to continue to develop products with high performance, power efficiency and reliability, while reducing their size, weight and cost.

Principal Executive Offices

          We are incorporated in the State of Delaware. Our principal executive offices are located at 141 Mt. Bethel Road, Warren, New Jersey 07059. Our telephone number is (908) 668-5000.

THE OFFERING

Common Stock Offered by ANADIGICS	9,200,000 shares

Common Stock to be Outstanding after the Offering	45,679,870 shares[1]

Use of Proceeds

We will use the proceeds of this offering to repay at maturity $46.7 million aggregate principal amount of our 5% Convertible Senior Notes due 2006 and will use the remainder for general corporate purposes, including capital expenditures.

Risk Factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market Symbol	“ANAD”

Overallotment Option	1,350,000 shares of common stock to be offered by us if the underwriters exercise their over-allotment option in full.

[1]

Based on shares outstanding as of February 15, 2006. Excludes 17,204,116 shares, comprised of (i) 5,631,695 shares of common stock reserved for issuance upon exercise of outstanding stock options held by employees and directors at a weighted average exercise price of $7.90 per share; (ii) 995,056 shares of common stock available for future issuance under our long-term incentive and share award plans; (iii) 753,555 shares of our common stock available for sale under our employee stock purchase plan; (iv) 2,223,810 shares issuable upon conversion of our 5% Convertible Senior Notes due 2006; and (v) 7,600,000 shares issuable upon conversion of our 5% Convertible Senior Notes due 2009.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

          Set forth below is summary consolidated financial information for each of the three years in the period ended December 31, 2005 and as of December 31, 2005. The summary consolidated financial information as of December 31, 2005 and for the year ended December 31, 2005 has been derived from our consolidated financial statements and related notes audited by J.H. Cohn LLP, independent registered public accountants, incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary consolidated financial information for each of the two years in the period ended December 31, 2004 has been derived from our consolidated financial statements and related notes audited by Ernst & Young LLP, independent registered public accountants and incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary consolidated financial information presented below should be read in conjunction with our consolidated financial statements and notes thereto and our discussion and analysis thereof incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,

	2003	2004	2005

	(amounts in thousands, except per share amounts)
Consolidated Income Statement Data:
Net Sales	$75,212	$91,350	$108,281
Cost of Sales	71,927	77,355	85,929
Gross Profit	3,285	13,995	22,352
Research & Development Expenses	32,075	33,306	29,906
Selling & Administrative Expenses	19,420	22,511	21,293
Other	2,788	—	(120)
Operating Loss	(50,998)	(41,822)	(28,727)
Net Loss	(50,757)	(43,082)	(31,233)
Net Loss Per Share (Basic & Diluted)	$(1.65)	$(1.33)	$(0.92)
Weighted Average Basic and Diluted
Common Shares Outstanding	30,717	32,413	34,012

	At December 31, 2005

	Actual	As Adjusted(2)

	(amounts in thousands)
Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$11,891	$12,132
Marketable Securities	74,466	74,466
Working Capital(1)	52,007	98,948
Total Assets	168,273	168,514
Current Portion of Long-Term Debt	46,700	—
Long-Term Debt	38,000	38,000
Total Stockholders’ Equity	58,135	105,076

(1)	Current assets minus current liabilities.

(2)

The financial information set forth in this column has been adjusted to give effect to the sale of the common stock offered hereby at a public offering price of $5.50 per share and the application of the net proceeds of the offering as set forth under “Use of Proceeds.”

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus supplement and accompanying prospectus, including the documents incorporated by reference in each such document, before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to ANADIGICS

          We have a history of recent losses, and expect to continue to incur losses.

          We have incurred operating and net losses in each of the three years in the period ended December 31, 2005, and may continue to incur losses in 2006. Although we continue to gain increased market acceptance for certain of our products, we cannot assure you as to when or whether we will become profitable again.

          We face intense competition, which could result in a decrease in our products’ prices and sales.

          The markets for our products are intensely competitive and are characterized by rapid technological change. We compete with U.S. and international semiconductor and integrated circuit (IC) manufacturers of all sizes, some of whom have significantly greater financial, technical, manufacturing and marketing resources than we do. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted in, and is expected to continue to result in, declining average selling prices for our products and increased challenges in maintaining or increasing market share. We believe that the principal competitive factors for suppliers in our markets include, among others:

•	time-to-market;

•	timely new product innovation;

•	product quality, reliability and performance;

•	product price;

•	features available in products;

•	compliance with industry standards;

•	strategic relationships with leading reference design providers and customers; and

•	access to and protection of intellectual property.

          Certain of our competitors may be able to adapt more quickly than we can to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can.

          Current and potential competitors have established or may in the future establish, financial or strategic relationships among themselves or with customers, distributors, reference design providers or other third parties with whom we have or may in the future have relationships. If our competitors are able to strengthen existing, or establish new, relationships with these third parties they may rapidly acquire market share at our expense. We cannot assure you that we will be able to compete successfully against current and potential competitors. Increased competition could result in pricing pressures, decreased gross margins and loss of market share and may materially and adversely affect our financial condition and results of operations.

          We will need to keep pace with rapid product and process development and technological changes as well as product cost reductions to be competitive.

          The markets for our products are characterized by rapid changes in both product and process technologies based on the continuous demand for product enhancements, higher levels of integration, decreased size and reduced power consumption. Because the continuous evolution of these technologies and frequent introduction of new products and enhancements have generally resulted in short product life cycles for our products, we believe that our future success will depend, in part, upon our ability to continue to improve the efficiency of our products and process technologies and rapidly develop new products and process technologies. The successful develop-

ment of our products is highly complex and depends on numerous factors, including our ability to anticipate customer and market requirements and changes in technology and industry standards, our ability to differentiate our products from offerings of our competitors, and our ability to protect and obtain adequate intellectual property for our new products. If a competing technology emerges that is, or is perceived to be, superior to our existing technology and we are unable to develop and/or implement the new technology successfully or to develop and implement a competitive and economically acceptable alternative technology, our financial condition and results of operations could be materially and adversely affected. We will need to make substantial investments to develop these enhancements and technologies, and we cannot assure investors that we will have funds available for these investments or that these enhancements and technologies will be successful.

          Our gallium arsenide semiconductors may cease to be competitive with silicon alternatives.

          Among our product portfolio, we manufacture and sell gallium arsenide semiconductor devices and components, principally PAs and switches, which tend to be more expensive than their silicon counterparts. The cost differential is due to higher costs of raw materials for gallium arsenide and higher unit costs associated with smaller sized wafers and lower production volumes. We expect the cost of producing gallium arsenide devices will continue for the foreseeable future to exceed the costs of producing their silicon counterparts. In addition, silicon semiconductor technologies are widely-used process technologies for certain integrated circuits and these technologies continue to improve in performance. Therefore, to remain competitive, we must offer gallium arsenide products that provide superior performance over their silicon-based counterparts. If we do not continue to offer products that provide sufficiently superior performance to justify their higher cost, our financial condition and results of operations could be materially and adversely affected. We cannot assure you that there will continue to be products and markets that require the performance attributes of gallium arsenide solutions.

          Sources for certain components, materials and equipment are limited, which could result in delays or reductions in product shipments.

          We do not manufacture any of the starting wafers, packaging or passive components used in the production of our gallium arsenide integrated circuits. Wafers, packaging and passive components are available from a limited number of sources. If we are unable to obtain these wafers, packaging or passive components in the required quantities, we could experience delays or reductions in product shipments, which could materially and adversely affect our financial condition and results of operations.

          We depend on a limited number of vendors to supply the equipment used in our manufacturing processes. When demand for semiconductor manufacturing equipment is high, lead times for delivery of such equipment can be substantial. We cannot assure you that we would not lose potential sales if required manufacturing equipment is unavailable and, as a result, we are unable to maintain or increase our production levels. A delay for any reason in increasing capacity would limit our ability to increase sales volumes. In addition, if we fail to increase production and do not have sufficient capacity to satisfy the demand for our products, our relationships with customers could be harmed.

          We depend on a small number of customers; a loss of or a decrease in purchases and/or change in purchasing patterns by one of these customers could materially and adversely affect our revenues and our ability to forecast revenue.

          We receive a significant portion of our revenues from a few significant customers and their subcontractors. Sales to World Peace Group, Intel and LG Electronics accounted for approximately 16%, 14% and 11%, respectively, of our total net sales during 2005. Sales to our greater than 10% customers have exceeded 40% of total net sales in each of the last three fiscal years. Our financial condition and results of operations have been materially and adversely affected in the past by the failure of anticipated orders to be realized and by deferrals or cancellations of orders as a result of changes in customer requirements. If we were to lose any of our major customers, or if sales to these customers were to decrease materially, our financial condition and results of operations could be materially and adversely affected.

          The short life cycles of some of our products may leave us with obsolete or excess inventories.

          The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. For example, we estimate that current life cycles for wireless handsets, and in turn our wireless products, are approximately 9 to 12 months. Products with short life cycles require us to manage production and inventory levels closely. We cannot assure you that obsolete or excess inventories, which may result from unanticipated changes in the estimated total demand for our products and/or the estimated life cycles of the end products into which our products are designed, will not require that we take significant charges that will negatively affect our operating profit and net income.

          We may face interruptions in our manufacturing processes.

          Our manufacturing operations are complex and subject to disruption, including for causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of multiple steps. It requires production in a highly controlled, clean environment. Minor impurities, contamination of the clean room environment, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer, defects in equipment or materials, human error, or a number of other factors can cause a substantial interruption in our manufacturing processes.

          Additionally, our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include electrical power outages, fire, earthquakes, flooding, international conflicts, war, acts of terrorism, or other natural or man-made disasters. Disruptions of our manufacturing operations could cause significant delays in our shipments unless and until we are able to shift the manufacturing of such products from an affected facility to another facility or the disruption is remedied. Furthermore, many of our customers require that they qualify a new manufacturing source before they will accept products from such source. This qualification process may be expensive and time consuming. In the event of such delays, we cannot assure you that the required alternative capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternative manufacturing capacity or assembly and test capacity is available, we may not be able to obtain it on favorable terms, which could result in higher costs and/or a loss of customers. We may be unable to obtain sufficient manufacturing capacity to meet demand, either at our own facilities or through external manufacturing.

          Due to the highly specialized nature of the gallium arsenide integrated circuit manufacturing process, in the event of a disruption at the Warren, New Jersey semiconductor wafer fab, alternative gallium arsenide production capacity would not be readily available from third-party sources. Any disruptions could have a material adverse effect on our business, financial condition and results of operations.

          The variability of our manufacturing yields may affect our gross margins.

          Our manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and our experience in manufacturing that type of integrated circuit. We have experienced difficulties in achieving planned yields in the past, particularly in pre-production and upon initial commencement of full production volumes, which have adversely affected our gross margins.

          Regardless of the process technology used, the fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties can include:

•	defects in masks, which are used to transfer circuit patterns onto our wafers;

•	impurities in the materials used;

•	operator errors;

•	contamination of the manufacturing environment; and

•	equipment failure.

          Many of our manufacturing costs are fixed and average selling prices for our products tend to decline over time. Therefore, it is critical for us to increase the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain or improve our results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect our financial condition and results of operations and have done so in the past. We cannot assure you that we will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. If any new yield problems were to arise or any existing yield problems were to continue, our financial condition and results of operations could be materially and adversely affected.

          Our dependence on foreign semiconductor assembly and test operations contractors could lead to delays in or reductions of product shipments.

          We do not assemble or test all of our integrated circuits or multi-chip modules. Instead, we provide the integrated circuit die and, in some cases, packaging and other components to assembly and test vendors located primarily in Asia. We maintain two qualified service locations for each assembly and test process. If we are unable to obtain sufficient high quality and timely assembly or test service, or if we lose one of our current assembly or test service locations, or if we experience delays in transferring our production between assembly or test locations, or if means of transportation to these locations are interrupted, we would experience delays or reductions in product shipment, and/or reduced product yields, which could materially and adversely affect our financial condition and results of operations.

          Our results of operations can vary significantly due to the cyclical nature of the semiconductor industry and our end markets.

          The semiconductor industry and our end markets have been cyclical, seasonal and subject to significant downturns. In past years, the industry has experienced periods marked by market weaknesses that created lower order demand, production overcapacity, high inventory levels, and accelerated declines in average selling prices for our products. These factors negatively affected our financial condition and results of operations during these periods and may negatively affect our financial condition and results of operations in the future.

          Our results of operations also may be subject to significant quarterly and annual fluctuations. These fluctuations are due to a number of factors, many of which are beyond our control, including, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products;

•	industry production capacity levels and fluctuations in industry manufacturing yields;

•	levels of inventory in our end markets;

•	availability and cost of products from our suppliers;

•	the gain or loss of significant customers;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	new product and technology introductions by competitors;

•	changes in the mix of products produced and sold;

•	market acceptance of our products and our customers; and

•	intellectual property disputes.

          As a result, we may experience substantial period-to-period fluctuations in future operating results. Investors should not rely on our results of operations for any previous period as an indicator of what results may be for any future period. Failure of our operating results to meet the expectations of analysts or investors could materially and adversely affect the price of our common stock.

          Decline in our revenues and the underutilization of our manufacturing capacity have in the past and may continue to adversely affect our gross margins and profitability.

          Our manufacturing infrastructure and capacity were designed to address significantly higher product demand levels than we have recently experienced and consequently we have in the recent past and may in the future continue to underutilize our manufacturing capacity. Many of our expenses, particularly those relating to capital equipment and manufacturing overhead, are fixed. Accordingly, our fixed production costs increase as a percentage of revenues during a period of declining revenues, which adversely affects our gross margin and profitability. Our ability to reduce expenses is further constrained because we must continue to invest in research and development in order to maintain our competitive position. Improved utilization of our manufacturing capacity will depend on continued growth in demand for our products.

      Our products have experienced significant declines in unit prices.

          In each of the markets where we compete, prices of established products tend to decline significantly over time and in some cases rapidly. Accordingly, in order to remain competitive, we believe that we must continue to develop product enhancements and new technologies that will either slow the price declines of our products or reduce the cost of producing and delivering our products. If we fail to do so, our financial condition and results of operations could be materially and adversely affected.

      We face a risk that capital needed for our business will not be available when we need it.

          In the future, we may need to access sources of financing to fund our growth. Taking into consideration our cash balance as of December 31, 2005, including marketable securities, of $86.4 million, our $46.7 million in outstanding convertible senior unsecured notes due November 2006 and our $38.0 million in outstanding convertible senior unsecured notes due October 2009, we believe that our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our research and development, capital expenditure, working capital and other financing requirements for at least the next twelve months.

          However, there is no assurance that the capital required to fund these expenses will be available in the future. Conditions existing in the U.S. capital markets, as well as the then current condition of our company, will affect our ability to raise capital, as well as the terms of any financing. We may not be able to raise enough capital to meet our capital needs on a timely basis or at all. Failure to obtain capital when required could have a material adverse affect on us.

          In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

      Our success depends on our ability to attract and retain qualified personnel.

          A small number of key executive officers manage our business. Their departure could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical sales and marketing personnel, design and application engineers, as well as senior management. We believe that there is, and will continue to be, intense competition for qualified personnel in the semiconductor industry as the emerging wireless and broadband markets develop, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining highly qualified technical sales and marketing personnel, design and application engineers, as well as senior management. We do not presently maintain key-man life insurance on any of our key executive officers.

       We are subject to risks due to our international customer base and our subcontracting operations.

          Sales to customers located outside the United States and Canada (based on shipping addresses and not on the locations of ultimate end users) accounted for 49%, 61% and 61% of our net sales for the years ended December 31, 2003, 2004 and 2005, respectively. We expect that international sales will continue to represent a significant portion of our net sales. In addition, independent third parties located in Asia supply a substantial portion of the starting wafers and packaging components that we use in the production of gallium arsenide integrated circuits, and assemble and test nearly all of our products.

          Due to our reliance on international sales and on foreign suppliers, assemblers and test houses, we are subject to risks of conducting business outside of the United States, including primarily those arising from local economic and political conditions, international health epidemics, restrictive governmental actions (e.g., exchange controls, duties, etc.), limitation of protecting intellectual property rights in foreign jurisdictions and potential acts of terrorism.

          We are subject to stringent environmental laws and regulations both domestically and abroad.

          We are subject to a variety of federal, state, local and foreign laws and regulations governing the protection of the environment. These environmental laws and regulations include those related to the use, storage, handling, discharge and disposal of toxic or otherwise hazardous materials used in or resulting from our manufacturing processes. Failure to comply with environmental laws and regulations could subject us to substantial liability or force us to significantly change our manufacturing operations. In addition, under some of these laws and regulations, we could be held financially responsible for remedial measures if our properties are contaminated, even if we did not cause the contamination. Although we are aware of contamination resulting from historical third-party operations at one of our facilities, a prior owner of such facility has been performing, and paying for the costs associated with, remediation of this property pursuant to an agreement with the state environmental regulatory authority. However, we cannot assure you that such prior owner will continue to do so or that we will not incur any material costs or liabilities associated with compliance with environmental laws in the future.

          We may not be successful in protecting our intellectual property rights or in avoiding claims that we infringe on the intellectual property rights of others.

          Our success depends in part on our ability to obtain patents and copyrights. Despite our efforts to protect our intellectual property, unauthorized third parties may violate our patents or copyrights. In addition to intellectual property that we have patented and copyrighted, we also rely on trade secrets, technical know-how and other non-patented proprietary information relating to our product development and manufacturing activities, which we seek to protect, in part, by entering into confidentiality agreements with our collaborators and employees. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

          We seek to operate without infringing on the intellectual property rights of third parties. As is typical in the semiconductor industry, we have been notified, and may be notified in the future, that we may be infringing on certain patents and/or other intellectual property rights of other parties. We cannot assure you that we will not be subject to litigation to defend our products or processes against claims of patent infringement or other intellectual property claims. Any such litigation could result in substantial costs and diversion of our resources. If we infringe on the intellectual property rights of others, we cannot assure investors that we would be able to obtain any required licenses on commercially reasonable terms and we may be required to pay substantial damages, including treble damages, and cease production of our work product or use of one or more manufacturing processes. Even if we are ultimately successful, patent litigation can be time consuming, disruptive to management and expensive. If any of the foregoing were to occur, our financial condition and results of operations could be materially adversely affected.

          We may pursue selective acquisitions and alliances and the management and integration of additional operations could be expensive and could divert management time and acquisitions may dilute the ownership of our current shareholders.

          Our ability to complete acquisitions or alliances is dependent upon, and may be limited to, the availability of suitable candidates and capital. In addition, acquisitions and alliances involve risks that could materially adversely affect our financial condition and results of operations, including the management time that may be diverted from operations in order to pursue and complete such transactions and difficulties in integrating and managing the additional operations and personnel of acquired companies. We cannot assure you that we will be able to obtain the capital necessary to consummate acquisitions or alliances on satisfactory terms, if at all. Further, any businesses that we acquire will likely have their own capital needs, which may be significant, which we could be called upon to satisfy independent of the acquisition price. Future acquisitions or alliances could result in additional debt, costs and contingent liabilities, all of which could materially adversely affect our financial condition and results of operations. Any additional debt could subject us to substantial and burdensome covenants. The growth that may result from future acquisitions or alliances may place significant strains on our resources, systems and management. If we are unable to effectively manage such growth by implementing sys-

tems, expanding our infrastructure and hiring, training and managing employees, our financial condition and results of operations could be materially adversely affected. In addition, if we issue additional shares of our common stock in order to acquire another business, our existing shareholders’ interest in us, or the combined company, could be materially diluted.

Risks Related to Our Common Stock

          We have had significant volatility in our stock price and it may fluctuate in the future. Therefore, you may be unable to sell shares of our common stock at or above the price you paid for such shares.

          The trading price of our common stock has and may continue to fluctuate significantly. Such fluctuations may be influenced by many factors, including:

•	our operating results and prospects;

•	the operating results and prospects of our major customers;

•	announcements by our competitors;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	changes in our earnings estimates or buy/sell recommendations by analysts covering our stock;

•	general financial and other market conditions; and

•	domestic and international economic conditions.

          Public stock markets have recently experienced extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility significantly affected and may in the future affect the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may materially and adversely affect the market price of our common stock.

          In addition, fluctuations in our stock price and our price-to-earnings multiple may have made our stock attractive to momentum, hedge or day-trading investors who often shift funds into and out of stocks rapidly, exacerbating price fluctuations in either direction, particularly when viewed on a quarterly basis.

          Common shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is performing well.

          We, our directors and executive officers have agreed not to sell any of their shares of common stock for a period of 90 days following this offering, but these “lock-up” agreements are subject to certain exceptions, as described in “Underwriting”. If our existing stockholders sell our common stock in the market following this offering, or if there is a perception that significant sales may occur, the market price of our common stock could drop significantly. In such case, our ability to raise additional capital in the financial markets at a time and price favorable to us might be impaired. In order to raise capital in the future, we may have to issue additional shares of our common stock, in public underwritten offerings or in other types of transactions. If we are unable to do so because of a decline in our stock price or market conditions generally, our financial condition and results of operations could be materially adversely affected.

          Additional issuances of common stock, including the possible issuance of up to 7.6 million shares upon conversion of our outstanding 5% Convertible Senior Notes due 2009, which are currently convertible at $5.00 per share, will also dilute the ownership percentages of existing stockholders and their share of any future earnings. Our board of directors has the authority to issue additional shares of our authorized but unissued common stock without the approval of our stockholders.

          Certain provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and our shareholders’ rights agreement and of Delaware law could deter, delay or prevent a third party from acquiring us and that could deprive you of an opportunity to obtain a takeover premium for our common stock.

          Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from attempting to acquire control of us. See “Description of Capital Stock.” In addition, we have a shareholders’ rights agreement that under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.

          Together, our amended and restated certificate of incorporation, our amended and restated by-laws, certain provisions of Delaware law and our shareholders’ rights agreement may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and could also limit the price that investors may be willing to pay in the future for our common stock.

USE OF PROCEEDS

          We expect to receive approximately $46.9 million in net proceeds from the sale of 9,200,000 shares of common stock at a public offering price of $5.50 per share in this offering (or approximately $53.9 million if the underwriters exercise their overallotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the offering to repay at maturity the noteholders of our outstanding $46.7 million aggregate principal amount of our 5% Convertible Senior Notes due on November 15, 2006 and for general corporate purposes, including capital expenditures.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

          Our common stock is quoted on the NASDAQ National Market under the symbol “ANAD.” As of March 9, 2006, the last reported sale of our common stock, as reported by the NASDAQ National Market, was $5.68 per share. The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the NASDAQ National Market.

	High	Low

Calendar Year 2006:
First Quarter (through March 9, 2006)	$6.98	$5.52

Calendar Year 2005:
Fourth Quarter	$6.30	$3.05
Third Quarter	3.55	1.70
Second Quarter	1.95	1.26
First Quarter	3.80	1.43

Calendar Year 2004:
Fourth Quarter	$3.92	$2.65
Third Quarter	5.15	3.21
Second Quarter	7.04	4.17
First Quarter	9.11	5.65

          As of February 15, 2006, there were approximately 694 holders of record of our common stock.

          We have never paid cash dividends on our capital stock. We currently anticipate that we will retain available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005 and as adjusted to give effect to the sale of 9,200,000 shares of common stock by us at a public offering price of $5.50 per share and the application of the net proceeds of the offering as set forth under “Use of Proceeds.”

	As of December 31, 2005

	Actual	As Adjusted

	(in thousands, except share amounts)
Short-term debt:
5.00% Convertible Senior Notes due 2006	$46,700	—

Long-term debt
5.00% Convertible Senior Notes due 2009	38,000	38,000

Stockholder’s equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock, non-voting, $0.01 par value, 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 144,000,000 shares authorized,35,006,838 shares issued actual; 44,206,838 shares as adjusted (1)	350	442
Additional paid in capital	348,992	395,841
Deferred compensation	(1,437)	(1,437)
Accumulated deficit	(289,196)	(289,196)
Accumulated other comprehensive loss	(316)	(316)
Treasury stock at cost (113,761 shares)	(258)	(258)

Total stockholders’ equity	58,135	105,076

Long-term debt and stockholders’ equity	$96,135	$143,076

(1)	See “The Offering” for information relating to our outstanding common shares as of February 15, 2006.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

          Set forth below is selected consolidated financial information as of and for each of the three years in the period ended December 31, 2005. The selected consolidated financial information as of December 31, 2005 and for the year ended December 31, 2005 has been derived from our consolidated financial statements and related notes audited by J.H. Cohn LLP, independent registered public accountants, incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected consolidated financial information as of December 31, 2003 and 2004 and for each of the two years in the period ended December 31, 2004 is derived from our consolidated financial statements and related notes audited by Ernst & Young LLP, independent registered public accountants and incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected consolidated financial information presented below should be read in conjunction with our consolidated financial statements and notes thereto and our discussion and analysis thereof incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,

	2003	2004	2005

	(amounts in thousands, except per share amounts)
Consolidated Income Statement Data:
Net Sales	$75,212	$91,350	$108,281
Cost of Sales	71,927	77,355	85,929
Gross Profit	3,285	13,995	22,352
Research & Development Expenses	32,075	33,306	29,906
Selling & Administrative expenses	19,420	22,511	21,293
Restructuring and Other Charges	925	—	(120)

Operating Loss	(50,998)	(41,822)	(28,727)
Interest Income	3,344	2,203	2,473
Interest Expense	(3,761)	(4,085)	(4,997)
Gain on Repurchase of
Convertible Notes	—	327	—
Other Income	276	295	18

Net Loss	(50,757)	(43,082)	(31,233)

Net Loss Per Share (Basic & Diluted)	$(1.65)	$(1.33)	$(0.92)

Weighted Average Basic and Diluted Common Shares Outstanding	30,717	32,413	34,012

	As of December 31,

	2003	2004	2005

	(amounts in thousands)
Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$18,525	$11,171	$11,891
Marketable Securities	103,105	92,880	74,466
Working Capital	81,100	89,517	52,007
Total Assets	207,898	185,895	168,273
Long-Term Debt	66,700	84,700	38,000
Stockholders’ Equity	121,046	84,615	58,135

	As of December 31,

	2003	2004	2005

	(amounts in thousands)
Consolidated Cash Flow Statement Data:
Depreciation	18,481	15,282	10,921
Amortization	1,173	1,483	1,703
Purchase of Plant and Equipment	(4,178)	(3,427)	(2,262)

Quarterly Financial Results

          Set forth below is summary consolidated financial information for each of the quarters in the fiscal year ended December 31, 2004 and December 31, 2005. The selected consolidated financial information as of and for each of the quarters presented has been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus and, in the opinion of our management, has been prepared on a basis consistent with our audited consolidated financial statements and includes all adjustments (which consist of normal recurring accruals) that are considered by management to be necessary for a fair presentation of such financial information.

	Quarter Ended

	2004				2005

	April 3, 2004	July 3, 2004	October 2, 2004	December 31, 2004	April 2, 2005	July 2, 2005	October 1, 2005	December 31, 2005

	(amounts in thousands, except per share amounts)
Consolidated Income Statement Data:
Net Sales	$21,195	$22,687	$25,053	$22,415	$21,773	$23,943	$29,264	$33,301
Cost of Sales	19,175	19,207	19,811	19,162	19,252	19,511	22,691	24,475
Gross Profit	2,020	3,480	5,242	3,253	2,521	4,432	6,573	8,826
Research & Development Expenses	8,902	8,866	7,884	7,654	7,862	7,374	7,491	7,179
Selling & Administrative Expenses	5,790	6,099	5,482	5,140	5,552	5,506	5,234	5,001
Restructuring and Other Charges	—	—	—	—	(120)	—	—	—
Operating Loss	(12,672)	(11,485)	(8,124)	(9,541)	(10,773)	(8,448)	(6,152)	(3,354)
Interest Income	659	551	469	524	577	599	607	690
Interest Expense	(940)	(940)	(955)	(1,250)	(1,249)	(1,249)	(1,250)	(1,249)
Gain on Repurchase of Convertible Notes	—	—	327	—	—	—	—	—
Other Income (Expense)	201	143	(36)	(13)	(6)	9	15	—
Net Loss	(12,752)	(11,731)	(8,319)	(10,280)	(11,451)	(9,089)	(6,780)	(3,913)
Basic & Diluted Loss Per Share	$(0.40)	$(0.36)	$(0.25)	$(0.31)	$(0.34)	$(0.27)	$(0.20)	$(0.11)
Weighted Average Basic and Diluted Common Shares Outstanding	31,658	32,405	32,770	32,934	33,579	34,057	34,067	34,405

BUSINESS

Our Company

          We are a leading provider of RFIC and RF front end solutions in the rapidly growing wireless handset and broadband communications markets. Our products include PAs, tuner integrated circuits, active splitters and other components, which can be sold individually or packaged as integrated RF modules. We believe that our business model, with a diverse portfolio of wireless and broadband products, has positioned us to expand our gross margins. In the wireless handset market, we focus on RFIC and RF front end solutions for wireless handsets operating over various air interface standards. In the broadband market, our focus is on applications for WLAN systems, cable set-top boxes, cable television infrastructure systems, WiMAX systems and FTTP communications systems. Our integrated solutions enable our customers to improve RF performance, power efficiency, reliability and time–to–market, while reducing the size, weight and cost of their products. We have longstanding customer relationships with several of the industry leaders in their respective markets, including LG Electronics, Samsung, Kyocera and RIM in the wireless handset market; Intel in the WLAN market; and Scientific Atlanta and Motorola in the cable set-top box and cable infrastructure markets. Additionally, in the wireless arena, we have been included in reference designs of industry leaders such as Qualcomm, Texas Instruments, Broadcom and Atheros.

          We believe our business is benefiting from two key trends: (1) an increased dollar content of our products per wireless handset, set-top box and WLAN chipset, and (2) strong unit sales growth in our end markets. We believe that the combination of these two trends will enable us to outpace the overall end product unit growth in the wireless and broadband markets. For example, in the wireless handset market, a key trend is the growing adoption of 3G wireless handsets that require an additional number of PAs with higher performance levels and integration. The complexity of 3G designs coupled with our selection in the reference designs of one of the leading 3G wireless chipset vendors makes it more difficult for our competitors to displace our products and allows us to capitalize on the growth in 3G. In the WLAN market, our business is benefiting from both the continued unit growth in the overall WLAN market as well as the growing adoption of the 802.11a/b/g standard, which requires two PAs in the same chipset as compared to one PA, which was required under the prior standard. We are experiencing growth in our semiconductor tuner and active splitter business as a result of the increasing popularity of cable set-top boxes that incorporate enhanced functionality such as DVRs and high definition television (HDTV) reception. In addition, we believe that DTV, TV-in-PC applications and a new generation of cable modems based on the DOCSIS 3.0 standard will increase the addressable market for our semiconductor tuners and active splitters. We believe our CATV infrastructure business will benefit from the upcoming launch of 1 GHz products from Scientific Atlanta, which we expect will drive an upgrade from the existing 870 MHz standard.

          We continue to focus on leveraging our technological and manufacturing advantages to remain a leading supplier of RFICs and RF front end solutions. We believe our proprietary InGaP-plusTM technology, which combines the bipolar technology of a PA (HBT PA) with the surface device technology of an RF active switch (pHEMT) on the same die, provides us with a competitive advantage in the market place. Our primary fab, a state-of-the-art six-inch diameter GaAs fab located at our corporate headquarters in Warren, New Jersey, has been operational since 1999. Unlike traditional CMOS silicon fabs that have short technology lifecycles and require frequent capital investments, GaAs fabs are more similar to analog fabs that have long lifecycles and do not become quickly outdated. We believe that this facility will enable us to capitalize on the growing demand for RFICs. Our six-inch wafer fab allows us to produce more than twice the RF die per wafer compared with the four-inch wafer fabs still used by some of our competitors. We believe our strong fabrication capability and available capacity, combined with integrated product design and logistics expertise, allow us to quickly develop and manufacture products to meet market and customer requirements.

Industry Background

     Wireless Handsets

          According to IDC, worldwide shipments of wireless handsets are expected to grow from 707 million units in 2004 to almost 1 billion units in 2009. Growth in the shipments of wireless handsets that use the W-CDMA and EDGE standards is expected to significantly outpace the growth in the overall number of wireless handset shipments in the next several years. According to IDC, the number of wireless handsets manufactured to these new technological standards are expected to grow from 40.3 million units shipped in 2004 to 480.9 million by 2009, representing a 64.1% compound annual growth rate as compared to the expected overall compound annual wireless handset growth rate of 7.1% during the same period.

          Traditionally, a single PA supported a chipset contained in a wireless handset. However, the adoption of 3G technologies has led to wireless handset designs that use multiple PAs capable of working with both older frequencies and the newer 3G frequencies. These wireless handsets also require PAs with higher power performance specifications and levels of integration.

Source: ANADIGICS, Inc.

Worldwide Mobile Phone Shipments by Air Interface, 2004-2009
(units in millions)

Source: IDC, 2005

          The key drivers of growth in the wireless handset market are:

•	Deployment of 3G networks and services.

•	New subscribers in developing countries.

•	Availability of new features and functionality driving replacements.

          The wireless capabilities of wireless handsets are provided primarily by a semiconductor chipset. The key components of a wireless chipset are typically a PA, transceiver and baseband. The PA boosts the transmit signal, thereby providing the necessary range and data throughput. As additional features and functionality are incorporated into wireless handsets, increasing demands are placed on the wireless handset battery, thereby reducing battery life. The high-performance PA is a critical component in the chipset as it directly impacts battery life and, consequently, available talk time. We believe our differentiated process and design technologies such as High Efficiency at Low Power (HELPTM) provide a competitive advantage by enabling us to provide PAs that consume less battery power and extend talk time. The adoption of 3G networks with HSDPA standard for voice and multi-media is a positive catalyst for our 3G PAs since we are the primary PA supplier on Qualcomm’s MSM SURF reference design, which is a leading design based on the HSDPA standard. 3G networks not only enable data and multimedia applications, but also provide for a lower cost per subscriber, and as a result are being quickly adopted by network service providers.

          In addition to wireless handsets and data cards, 3G capability is also being embedded within notebook computers. We are a leading participant in this market through the use of our technologies in the reference design for Sierra Wireless Air cards, as well as in the reference designs of other providers in this growing market.

          Broadband Communications

          In the broadband area of our business we sell RFICs used in all areas of the customer premises, including the home and office. Currently, broadband communications signals enter the customer premises over cable infrastructure or FTTP communications systems. In the future, we believe that WiMAX will provide an additional means for high speed wireless broadband access to the customer premises. Once broadband communications are within the customer premises, they are transmitted into cable set-top boxes and other WLAN communications devices within the customer premises, including personal computers and printers, as well as other WLAN-enabled devices. Our customers are some of the leaders of the broadband communications industry, including Intel, Motorola and Scientific Atlanta. We believe the markets for our broadband products are characterized by fewer competitors, higher barriers to entry and longer design cycles. In addition, current trends in these markets are resulting in an increasing number of RFICs being included in a single set-top box and in a single WLAN chipset, which we believe will allow us to outpace the overall unit growth in the broadband market. We believe our customer relationships with industry leaders, including Intel, Scientific Atlanta and Motorola, position us to capitalize on these trends and expand our broadband business.

          DIGITAL PREMISES

          Wireless Local Area Networking (WLAN)

          As with wireless handsets, the wireless capabilities of WLAN networking products are provided primarily by a semiconductor chipset. A WLAN chipset typically contains a PA, radio transceiver and a digital media access controller. The PA boosts the transmit signal, thereby improving the range and data throughput. Traditionally, a single PA supported each WLAN chipset. Recently, WLAN products have begun requiring dual-band designs which incorporate an additional PA.

          Over the past few years, technology based upon the widely adopted 802.11b specification has been replaced by the 802.11g specification, which has become the mainstream WLAN technology. The industry is now migrating to the dual-band 802.11a/b/g standard. Dual band designs which operate at multiple frequencies and require two PAs to operate instead of one are expected to have a 103.1% compound annual growth rate from 2004 to 2009 according to IDC. We are the primary supplier to Intel, the leading manufacturer of WLAN chipsets for the notebook computer market and expect to benefit from both the unit growth and increased PA content in dual-band WLAN chips. The 802.11 Pre-n and 802.11n standards for multimedia products, also known as MIMO (Multi Input Multi Output), are expected to have a 233.2% compound annual growth rate from 2004 to 2009 according to IDC. We hold a strong portfolio of products in this emerging market.

          Not only are notebook computers increasingly being shipped with embedded WLAN functionality, but WLAN functionality is now being embedded in other consumer electronic devices such as cameras, printers, audio devices, mobile phones and gaming consoles. We are currently designed into wireless access points and printers through Broadcom and “smart” wireless handsets with Atheros, and we are actively engaged in discussions to be included in the reference designs of other lending WLAN chipset providers for these applications.

Worldwide WLAN Semiconductor Shipments by Standard, 2004-2009
(units in millions)

Source: IDC, 2005

          Cable set-top boxes and other semiconductor tuner markets

          The market for set-top boxes is being shaped by several key trends. Set-top boxes are incorporating advanced functionality such as DVR, HDTV, wireless internet access, interactive services, home networking and gaming. These new features are driving demand for both new and replacement set-top boxes. According to IDC, worldwide shipments of cable set-top boxes with DVR functionality are expected to grow at a 26.1% compound annual growth rate from 2004-2009, which is significantly higher than the projected growth rate of the overall cable set-top box market. As a long-term supplier to Motorola and Scientific Atlanta, we are well positioned to benefit from this trend. High-end set-top boxes with DVRs require multiple semiconductor tuners and an active splitter. As the demand for this type of high-end set-top box continues to grow, the demand for the components we manufacture increases even more rapidly.

          We believe that DTV, TV-in-PC applications and next-generation cable modems will increase the addressable market for semiconductor tuner products. A key driver for the growth of the DTV market is the Federal Communications Commission mandate which requires that by 2009, all television broadcasts in the U.S. must use the digital transmission standard. In preparation for this deadline, additional mandates require television sets sold in the U.S. to contain DTV tuners. The increased popularity of multimedia personal computers is also driving the television tuner market. Tuners integrated into personal computers, either directly or as part of receiver add-on cards, enable the viewing of cable or broadcast programming on the personal computer. Our new tuner products support both the DTV transition and multimedia personal computer applications. We also believe that as the cable modem market transitions to the new DOCSIS 3.0 standard it will provide an additional opportunity for our semiconductor tuners and other components. The DOCSIS 3.0 standard uses multiple channels simultaneously to provide wider bandwidth and higher data throughput and we are developing new products for this standard.

          Worldwide Interoperability for Microwave Access (WiMAX)

          WiMAX is an emerging wireless standard that provides high-throughput broadband connections over long distances. According to IDC, WiMAX chipset shipments are expected to grow from 15,000 units shipped in 2005 to 10.7 million units shipped by 2008. Although the WiMAX market is still in an early stage of development, we believe there is significant opportunity for future growth and we have formed relationships with leading equipment and chipset vendors in this market.

          CATV infrastructure and FTTP

          We are a leading supplier of 12V and 24V line amplifier RFICs, drop amplifiers and photodetector diodes to the cable infrastructure market. This market is experiencing growth as a result of increasing cable television infrastructure bandwidth, the increased deployment of CATV fiber nodes, FTTP, Local Area Networks (LAN), Metropolitan Area Networks (MAN) and Storage Area Networks (SAN). We are participating in the upgrade in infrastructure bandwidth through our collaboration with Scientific Atlanta. Historically, we have enjoyed large product life cycles in these markets.

Competitive Strengths

•

Focused market position on RF front end. We hold a favorable market position as a result of our primary focus on the RF front end of the wireless handset and WLAN chipset markets. This focus has enabled us to: (1) channel our research and development resources towards building a leading portfolio of competitive products and (2) minimize potential competition with leading chipset providers who are focused on basebands and transceivers, which factor, we believe, has been instrumental to their selection of our products in their reference designs. Our focus on the RF front end is also consistent with the recent trend in the wireless handset industry towards integrating the baseband and transceiver in one die.

•

Strong relationships with industry leaders in key growth areas. We have established relationships with many of the leaders in the markets we serve. For example, Qualcomm, a leading developer of rapidly growing 3G wireless handset technology, including HSDPA, a variant of the W-CDMA standard, has selected us in certain of its 3G reference designs. In addition, we have been featured in Texas Instruments’ GSM/GPRS Leonardo reference design. We also have established relationships in the broadband markets we serve. Our PAs are sold to Intel for its Centrino® WLAN chips, which are embedded in notebook computers. Intel is the primary provider of WLAN chipsets to the notebook computer market. We expect the sale of PAs for WLAN chipsets used in notebook computers to continue to increase as new multi-band standards are deployed in 2006. We believe we have been the primary supplier of semiconductor tuners for Motorola’s cable set-top boxes for over 15 years. Motorola is the leading provider of set-top boxes to the cable television industry. In addition, we believe we are the primary supplier of active splitters for Scientific Atlanta’s multiple-tuner cable set-top boxes. Scientific Atlanta is the second leading provider of cable set-top boxes to the cable television industry, behind Motorola, and a leading supplier of CATV infrastructure products. We also believe we are the primary supplier of amplifier ICs to Scientific Atlanta for its cable television infrastructure amplifiers.

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Radio frequency design capabilities. Within wireless handsets and other devices the RF front end arguably represents the greatest design challenge to engineers. Our customers’ specifications are highly demanding with respect to power efficiency, size, cost, reliability and level of integration. We believe we are well positioned to meet our customers’ requirements, as we have developed both extensive process capabilities as well as a broad portfolio of RF expertise that includes PAs, switches, semiconductor tuners and filters. For example, we believe our differentiated process and design technologies such as InGap HBT and HELPTM, respectively, provide a competitive advantage by enabling us to provide PAs that consume less battery power and extend talk time. In addition, some of our products combine the high performance of GaAs ICs with the cost effectiveness of silicon CMOS for power management and other ancillary functions. By combining these two technologies in a single package, we are able to offer solutions with superior performance at a lower cost.

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Leading-edge compound semiconductor technologies. We use InGaP-plusTM for wireless handset PAs, WLAN PAs and our semiconductor tuners. We believe that InGAP-plusTM has positioned us to take advantage of the integration trend in our industry and has allowed us to design and manufacture products with better performance, as well as reduce the size and cost of our products. As a result we are able to achieve a higher-level of integration and gain a competitive advantage by reducing our costs of production.

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Leading fab with the ability to meet growing industry demand. Our primary fab, a state-of-the-art six-inch diameter GaAs fab located at our corporate headquarters in Warren, New Jersey, has been operational since 1999. Unlike traditional silicon CMOS fabs that have short technology lifecycles and require frequent capital investments, GaAs fabs are more similar to analog fabs that have long lifecycles and do not become quickly outdated. We believe that this facility will enable us to capitalize on market trends of growing demand for RFICs. Our six-inch wafer fab allows us to produce more than twice the RF die per wafer compared with the four-inch wafer fabs still used by some of our leading competitors. We believe our strong fabrication capability and available capacity, combined with integrated product design and logistics expertise, allow us to quickly develop and manufacture products to meet market and customer requirements.

Our Strategy

          Our objective is to be the leading supplier of RFICs for the wireless and broadband communications markets. The key elements of our strategy include:

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Focus on gross margin expansion. We seek to expand our gross margins and profitability by focusing on those products and markets where we currently enjoy a leading market position and have strong technological leadership. We intend to focus on supplying products in the following markets for this purpose: (1) semiconductor tuners and active splitters for the growing market of set-top boxes with DVRs and DTV and PC-TV, (2) highly integrated PA’s for 3G/EDGE wireless handsets, (3) PAs for multi-band WLAN chipsets, and (4) infrastructure products for the cable and WiMAX markets. In addition, we believe that our gross margins will expand to the extent we acheive increased utilization of our fab.

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Expand existing relationships with industry leaders. Because only a few wireless chipset providers lead the wireless handset market, selection in these companies’ reference designs is critical to driving component sales to wireless handset manufacturers. We have been selected in reference designs at Qualcomm, Texas Instruments and MediaTek-AEI, Inc. (MediaTek), three of the leading wireless chipset providers. We believe that expanding our relationships with these companies will continue to contribute to future growth and market share gains.

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Focus on tier-one customers. Our customers include tier-one manufacturers in our target markets, including Intel, Motorola, Scientific Atlanta, Samsung and LG Electronics. We believe that as industry leaders these companies will benefit from the positive trends in their respective markets. We intend to continue to focus on building customer relationships with these market leaders, as well as to expand our tier-one customer base.

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Continue to focus on the RF front end. In the wireless handset and WLAN markets, we intend to remain focused exclusively on developing solutions in the RF front end. By remaining focused on the RF front end we will leverage our efficient use of research and development spending and our high degree of business compatibility with our chipset partners.

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Expand business in Asia. We believe that sales to wireless handset manufacturers in Asian markets represent a significant growth opportunity for our business. These manufacturers represent global tier-one suppliers such as Samsung and LG Electronics, major original design manufacturers (ODMs) and leading Asian wireless handset manufacturers such as Huawei Technologies Co., Ltd., ZTE Corporation and TCL Communication Technology. Not only do these manufacturers export their products to North America, South America and Europe, but they also use our products in wireless handsets to supply their growing domestic markets. Asian handset manufacturers tend to more closely follow the reference designs of leading wireless chipset providers. As a result, we intend to leverage our selection in the reference designs of Qualcomm, Texas Instruments and MediaTek to further penetrate the growing Asian market.

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Pursue new growth opportunities and markets. We intend to selectively expand our product portfolios to take advantage of new growth opportunities and markets. For example, in the wireless handset market, we recently introduced a PA product for the GSM standard and have successfully expanded our share of this market. In the broadband market, we intend to pursue future growth areas resulting from the increasing adoption of DTV, the emergence of the WiMAX standard and the migration in cable modem technology to

DOCSIS 3.0. We have existing customer and other business relationships with companies that are leading these market changes. We intend to leverage these relationships and our existing technology and expertise to grow our business in these areas.

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Leverage our RF design, differentiated leading–edge technology and manufacturing capabilities. We intend to use our RF design and manufacturing capabilities to continue to develop products with high performance, power efficiency and reliability, while reducing their size, weight and cost. We expect to continue to apply our proprietary InGaP-plusTM technology to achieve a high level of integration in our products and reduce our costs of production. In addition, we will focus on increasing the utilization of our six-inch wafer fab, which allows us to produce more than twice the RF die per wafer compared with the four-inch wafer fabs still used by some of our competitors.

Products

          We classify our revenues based upon the end application of the product in which our integrated circuits are used. For the years ended December 31, 2003, 2004 and 2005, wireless handset applications accounted for approximately 55%, 50% and 49%, respectively, of our total net sales, while broadband applications accounted for approximately 45%, 50% and 51%, respectively, of our total net sales.

       Wireless Handsets

          The following table sets forth information regarding our principal products in the wireless handset market:

Product	Application

Handset Products

Power Amplifier (PA)	Used in RF transmit chain of wireless handset to amplify signal to base station.

Single-band PA module	Encapsulates InGaP HBT PA die and certain passive components in multi-layer laminate module. Used primarily in CDMA and W-CDMA handsets.

HELP™ PA Module	High Efficiency at Low Power PA that lowers average power consumption by 50%. Used primarily in CDMA and W-CDMA handsets.

Quad-band PA module	Encapsulates InGaP HBT PA die, CMOS bias control chip, and certain passive components in multi-layer laminate module. Used primarily in GSM and EDGE handsets.

PowerPlexerTM

RF front end module, which encapsulates two InGaP HBT PA die, CMOS, bias and power control chip, antenna switch, coupler, harmonic filter and passives in multi-layer laminate module. Used in GSM handsets.

RF Switches	Used in wireless handsets and other wireless applications to switch between receive and transmit modes and multiple frequency bands.

          Our principal customers in the wireless handset market include World Peace Group and LG Electronics. Of our total net sales in the year ended December 31, 2005, World Peace Group and LG Electronics accounted for approximately 16% and 11%, respectively, while no other customer in this market accounted for 10% or more of our total net sales during 2005.

          Broadband Communications

          The Broadband segment of our business encompasses our key markets in video and data telecommunications systems, primarily consisting of CATV, WLAN, WiMAX and fiber optic applications.

          The following table outlines our principal CATV products and their applications:

Product	Application

CATV Set-Top Boxes Products

Tuner Upconverters and	Used to perform signal amplification and frequency conversion in double-
Downconverters	conversion video and data tuners.

Active Splitters	Used to split an incoming signal to feed multiple tuners.

Integrated Tuners	Used to integrate tuner upconverters, downconverters and synthesizers in a single package.

CATV Infrastructure Products

Line Amplifiers	Used to distribute RF signals from headends to subscribers.

Drop Amplifiers	Used to amplify RF signals at individual subscriber locations.

Photodetector Diodes	Used to convert from optical to RF signals.

          No customer in our CATV market accounted for 10% or more of our total net sales in 2005.

          The following table sets forth information regarding our principal products in the WLAN market:

Product	Application

WLAN Products

2.4 GHz PAs	Used in wireless network interface cards (NIC), embedded notebook computers (mini-PCI) and access point (AP) applications to boost the transmit signal for increased range and data throughput.

5 GHz PAs	Used in wireless rich-media applications, such as streaming audio/video, to boost the transmit signal for increased range and data throughput.

Dual band PAs	Used in wireless network systems that require seamless transition between frequencies to mitigate interference and congestion.

MIMO PAs	Used in multimedia applications for higher data throughput and greater WLAN coverage.

          For the year ended December 31, 2005, Intel accounted for approximately 14% of our total net sales. No other customer in this market accounted for 10% or more of our total net sales in 2005.

Marketing, Sales, Distribution and Customer Support

          We primarily sell our products to our direct customers worldwide. We have developed close working relationships with leading companies in the broadband and wireless communications markets. Additionally, we selectively use independent manufacturers’ representatives and distributors to complement our direct sales and customer support efforts. In certain geographies such as Asia, we increasingly use value-added distributors such as Richardson Electronics Ltd. (Richardson Electronics), Takachiho Koheki Co., Ltd. and World Peace Group, one of the largest distribution businesses in Asia. Many of our customers are serviced through Richardson Electronics in the United States, Europe and Korea, while World Peace Group primarily focuses on China and Taiwan. Our relationship with World Peace Group enables us to manage our inventories and payment terms in China with a single entity. World Peace Group’s vast sales network also provides us access to tier-one customers in China. We believe this is critical to our objective of expanding our customer base, especially as we expand our product portfolio.

          We believe that the technical nature of our products and markets demands an extraordinary commitment to building and maintaining close relationships with our customers. Our sales and marketing staff, which is assisted by our technical staff and senior management, visit prospective and existing customers worldwide on a regular basis. Our design and applications engineering staff actively communicate with customers during all phases of design and production. We have highly specialized field application engineering teams near our customers in

Korea, Taiwan and China, as well as a system application team in Denmark, which is located near Texas Instruments’ reference design team in Denmark. We believe that these contacts are vital to the development of close, long-term working relationships with our customers, and in obtaining regular forecasts, market updates and information regarding technical and market trends.

          We believe that reference-design manufacturers in the wireless and broadband markets will continue to play an ever-increasing role in the future of these markets. Therefore, we believe it is essential that we maintain strong relationships in partnering with these companies to penetrate these market opportunities.

Process Technology, Manufacturing, Assembly and Testing

          We design, develop and manufacture RFICs primarily using GaAs compound semiconductor substrates with various process technologies, Metal Semiconductor Field Effect Transistors (MESFET), Pseudomorphic High Electron Mobility Transistors (pHEMT), and Heterojunction Bipolar Transistors (HBT). Our proprietary technology, which utilizes InGap-plusTM, combines InGAP HBT and pHEMT processes on a single substrate, enabling us to integrate the PA function and the RF active switch function on the same die.

          Manufacturing

          We fabricate substantially all of our ICs in our six-inch diameter GaAs wafer fab in Warren, New Jersey and in our two-inch diameter InP fab in Camarillo, California.

          Our Warren facility has a 19,000 square foot fab, including 10,000 square feet of Class 100 clean room space. At December 31, 2005, our weekly capacity was 575 equivalent six-inch HBT wafers. We believe that based upon the available clean room space in our Warren facility we have the ablility, with the incremental addition of capital equipment, to increase the weekly production capacity to as much as 1,500 equivalent six-inch HBT wafers in response to market conditions.

          Our Warren fab was first certified as ISO 9001 compliant in December 1993. Since that time, we have updated our compliance to the ISO 9001:2000 upgrade of this standard. In 2004, we also received ISO 14001 certification.

          Our manufacturing process technology includes our two-inch InP process in Camarillo where we have a 2,000 square foot clean room facility, which houses our InP detector production. Production capacity is currently seven two-inch-or-less InP wafers per week, per shift. Our Camarillo facility is ISO 9001:2000 certified.

          Assembly

          Fabricated GaAs wafers are shipped to contractors in Asia for packaging into standard plastic lead frame-based packaging or modules.

          Since the processes cannot be easily or economically integrated onto a single die, multi-chip modules that combine multiple die within a single package have taken hold, enabling the selection of the optimal process technology for each IC within the package. This provides enhanced integration at the sub-system level. These solutions generate significant size reductions in wireless handset component circuitry.

          Modules allow our customers to get their product to market more rapidly at a lower overall end product cost due largely to the reduced parts count and reduction in required engineering effort. We believe we are well positioned to address the shift toward more complex multi-chip modules because we possess both extensive process breadth (a key advantage, as modules typically incorporate numerous process technologies) and a large portfolio of RF expertise (e.g., PAs, switches, transceivers, filters, and discretes).

          Final Test

          After assembly, packaged ICs are tested prior to shipment to our customers.

          We outsource most of our production RF testing operations, which are performed near our module assembly contractors in Asia. This adds considerable efficiencies to the device manufacturing process in reducing product cycle times and manufacturing costs and supports our initiative to reduce manufacturing costs by lowering the average test cost per unit.

Raw Materials

          GaAs wafers, InP wafers, HBT/pHEMT epitaxial wafers, passive components, other raw materials, and equipment used in the production of our ICs are available from a limited number of sources. See “Risk Factors—Sources for certain components, materials and equipment are limited, which could result in delays or reductions in product shipments.”

Research and Development

          We have made significant investments in our proprietary processes, including product design and wafer fabrication, which we believe gives us a competitive advantage. Research and development expenses were $32.1 million, $33.3 million and $29.9 million in 2003, 2004 and 2005, respectively. We continue to focus our research and development on PAs and front end modules for GSM, GPRS, EDGE, CDMA and W-CDMA in the wireless market, and on semiconductor tuners, active splitters, WLAN, WiMAX, CATV infrastructure and FTTP in the broadband market.

          Our wireless PA capability has expanded from plastic-packaged GaAs RFIC products to RF modules incorporating multiple technologies. This capability is critical to encapsulating RF intellectual property and know-how into a module that may be used to shrink the time-to-market for wireless handset manufacturers. Our RF PA modules use a multi-layer laminate substrate to combine our proprietary InGaP HBT PA ICs with custom-designed CMOS controllers and passive components.

          Module integration capability required extending our design tools in several dimensions. Electromagnetic simulation of laminate substrates to design embedded passive components and model parasitic effects were added to our RF design tool set. In addition, the ability to simulate at the module level was greatly enhanced through our partnership with a leading manufacturer of electronic design automation tools.

          Additionally, several silicon CMOS components were developed to support our module efforts. We currently do not intend to manufacture this technology in-house, as we believe there will be adequate external foundry capacity available. See “Risk Factors—Sources for certain components, materials and equipment are limited, which could result in delays or reductions in product shipments.”

Customers

          We receive most of our revenues from a few significant customers. Sales to World Peace Group, Intel and LG Electronics accounted for 16%, 14% and 11%, respectively, of total net sales during 2005. See “Risk Factors—We depend on a small number of customers; a loss of or a decrease in purchases and/or change in purchasing patterns by one of these customers would materially and adversely affect our revenues and our ability to forecast revenue.”

Employees

          As of December 31, 2005, we had 439 employees, including 6 employees in Denmark, 5 of whom were members of the Danish Engineering Union. We believe our labor relations to be good and we have never experienced a work stoppage.

Competition

          We compete with U.S. and international semiconductor and integrated circuit manufacturers of all sizes. Our key competitors in the wireless handset market are RF Micro Devices, Inc. and Skyworks Solutions, Inc.

          Within our broadband market, which includes the cable set-top box, WLAN, WiMAX and CATV infrastructure markets, our competitors are also primarily manufacturers of both discrete components and ICs. Our key competitors are Microsemi Corp., Sirenza Micro Devices and Microtune, Inc., as well as certain of our customers who design and fabricate their own in-house solutions.

          Many of our competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. Increased competition could adversely affect our revenue and profitability through price reductions or reduced demand for our products. See “Risk Factors—We face intense competition, which could result in a decrease in our products’ prices and sales.”

Patents, Licenses and Proprietary Rights

          It is our practice to seek U.S. patent and copyright protection on our products and developments where appropriate and to protect our valuable technology under U.S. laws affording protection for trade secrets and for semiconductor chip designs. We own 50 U.S. patents and have nineteen pending U.S. patent applications. The U.S. patents were issued between 1988 and 2006 and will expire between 2006 and 2024.

          We rely primarily upon trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. To protect our trade secrets, technical knowhow and other proprietary information, our employees are required to enter into agreements providing for maintenance of confidentiality and the assignment of rights to inventions made by them while in our employ. We have also entered into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible corporate collaborations and for other purposes. See “Risk Factors—We may not be successful in protecting our intellectual property rights or in avoiding claims that we infringed on the intellectual property rights of others.”

Environmental Matters

          Our operations are subject to federal, state and local environmental laws, regulations and ordinances that govern activities or operations that may have adverse effects on human health or the environment. These laws, regulations or ordinances may impose liability for the cost of remediating, and for certain damages resulting from, sites of past releases of hazardous materials. We believe that we currently conduct, and have conducted, our activities and operations in substantial compliance with applicable environmental laws and regulations, and that costs arising from existing environmental laws and regulations will not have a material adverse effect on our results of operations. We cannot assure you, however, that such environmental laws and regulations will not become more stringent in the future or that we will not incur significant costs in the future in order to comply with these laws and regulations. See “Risk Factors—We are subject to stringent environmental laws and regulations both domestically and abroad.”

Legal Proceedings

          We are a party to ordinary course litigation arising out of the operation of our business. We believe that the ultimate resolution of such litigation should not have a material adverse effect on our financial condition or results of operations.

DESCRIPTION OF CAPITAL STOCK

          We have 150,000,000 authorized shares of capital stock, consisting of 144,000,000 shares of common stock, par value $.01 per share, 1,000,000 shares of non-voting common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. As of February 15, 2006, we had 36,479,870 shares of common stock outstanding and no shares of preferred stock or non-voting common stock outstanding.

          The following is a summary of certain provisions of Delaware law and our certificate of incorporation and by-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and by-laws.

Description of Common Stock and Non-Voting Common Stock

          The rights of holders of common stock and non-voting common stock are identical except for voting and certain conversion privileges. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock and non-voting common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The shares of common stock and non-voting common stock are not redeemable, and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding-up, the holders of common stock and non-voting common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of non-voting common stock are not entitled to vote, except as required by law or in the case of certain amendments to or modifications of our certificate of incorporation. There is no cumulative voting. Subject to restrictions in our certificate of incorporation, certain holders of common stock may convert, at any time, any or all of the shares of common stock held by such holders into non-voting common stock on a one-for-one basis. Subject to restrictions in our certificate of incorporation and to certain regulatory limitations which may be imposed upon a holder thereof, the non-voting common stock is convertible on a one-for-one basis into common stock at any time at the option of the holder thereof.

Description of Preferred Stock

          Under our certificate of incorporation, our board of directors is authorized, without further stockholder vote or action, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. Our board of directors has authorized for issuance 100,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share, in connection with our Rights Plan (as described below) and no preferred shares were outstanding.

          Issuances of preferred shares are subject to the applicable rules of the Nasdaq National Market or other regulatory organizations on whose systems our stock may then be quoted or listed. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock, including the loss of voting control to others.

          Our board of directors, in approving the issuance of a series of our preferred stock, has the authority to determine the following terms, among others:

•	the number of shares constituting that series and the distinctive designation of that series;

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the dividend rate of that series, the conditions of and the time of payment thereof, whether dividends shall be cumulative, and, if so, the date or dates from which any cumulative dividends shall commence to accrue, and the relative rights of priority, if any, of payment of dividends on shares of that series over shares of any other class or series;

•	the voting rights of that series, if any, and the terms of such voting rights;

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whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of any such redemption, including the date or dates upon or after which such shares shall be redeemable and the amount payable per share in case of redemption, which amount may vary under different conditions and at different redemption dates;

•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and conditions and amount of such sinking fund;

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the rights of shares of that series in the event of a merger or acquisition affecting us or our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, and the relative rights of priority, if any, of payment of shares of that series over shares of any other class or series;

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whether the issuance of any additional shares of that series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series;

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whether the shares of that series shall be convertible into or exchangeable for our shares of any other class or series, or any other security or any other corporation, and, if so, the specification of such other class, series or type of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which the shares of the series shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; and

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any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of that series as the board of directors may deem advisable and as shall not be inconsistent with the provisions of our certificate of incorporation and as permitted under the laws of the State of Delaware.

Description of Rights Plan

          On December 17, 1998, our board of directors declared a dividend distribution of one right for each of our outstanding shares of common stock. The distribution was payable to holders of record on December 31, 1998, the record date. The right also attached to each share of common stock issued after the record date but before the distribution date or expiration date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, at a price of $75.00 per one one-thousandth of a share, referred to as the purchase price, subject to adjustment. The description and terms of the rights are set forth in a rights agreement, as amended, between us and Mellon Investor Services LLC (formerly known as Chase Mellon Shareholder Services, L.L.C.), as rights agent. See our Registration Statement on Form 8-A/A filed on September 9, 1999 and incorporated herein by reference.

Antitakeover Effects of Provisions of the Charter, By-laws and Certain Other Agreements

          Stockholders’ rights and related matters are governed by Delaware law and our certificate of incorporation and by-laws. In addition to our Rights Plan, certain provisions of Delaware law and our certificate of incorporation and by-laws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. Such provisions may also adversely affect prevailing market prices for our common stock.

Staggered Board of Directors

          Our certificate of incorporation provides that our board of directors is divided into three classes, each elected for a three-year term. This provision could discourage a takeover attempt because at no time is a majority of the board of directors standing for re-election.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

          Our by-laws contain advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary no later than 90 days nor more than 120 days before the first anniversary date of our proxy statement in connection with our last annual meeting of stockholders. The notice of stockholder nominations must set forth certain information about each nominee who is not an incumbent director.

Limitation of Liability of Directors

          Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the unlawful payment of dividends, stock purchases or redemptions or for any transaction from which the director or officer derived an improper personal benefit.

Section 203 of the Delaware General Corporation Law

          Section 203 of the Delaware General Corporation Law prevents an “interested stockholder,” defined in Section 203, generally, as a person owning 15% or more of a corporation’s outstanding voting stock, from engaging in a “business combination” with us for three years following the date such person became an interested stockholder unless:

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before such person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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following the transaction in which such person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of our outstanding voting stock not owned by the interested stockholder.

          The statute contains provisions enabling a corporation to avoid the statute’s restrictions. We have not sought to “elect out” of the statute, and therefore, the restrictions imposed by this statute will apply to us.

UNDERWRITING

          Under the terms and subject to the conditions contained in an underwriting agreement dated March 9, 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC	6,440,000
CIBC World Markets Corp.	920,000
Craig-Hallum Capital Group LLC	920,000
ThinkEquity Partners LLC	920,000

Total	9,200,000

          The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

          We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares from us and at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

          The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.18975 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

          The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and
Commissions paid by us	$0.31625	$0.31625	$2,909,500.00	$3,336,437.50
Expenses payable by us	$0.08152	$0.07109	$750,000.00	$750,000.00

          We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus provided, however, that the foregoing shall not restrict our right to (i) grant options to purchase shares of our common stock and issue and sell shares of our common stock pursuant to the terms of any of our long-term incentive and share award plans or employee stock purchase plan existing on the closing date of this offering; (ii) file a registration statement to the extent required pursuant to the terms of (a) the Registration Rights Agreement dated as of November 21, 2001 between us and Goldman Sachs & Co., (b) the Registration Rights Agreement dated as of September 24, 2004 between us and Morgan Stanley & Co. Incorporated and (c) the Registration Rights Agreement between us and R.F. Solutions, Inc., dated March 31, 2003, or (iii) issue shares of our common stock in connection with acquisitions by us; provided that in the case of clause (iii) it shall be a condition to such issuance of shares of our common stock that the third party receiving such shares executes a lock-up agreement on substantially the same terms as described above for a period expiring 90 days from the date of this prospectus supplement and there shall be no further transfer of such shares except in accordance with the provisions of such lock-up agreement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lockup” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

          Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, subject to limited exceptions, including the sale of up to 50,000 shares of our common stock. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

          We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

          The shares of common stock have been approved for listing on The NASDAQ National Market subject to official notice of issuance, under the symbol “ANAD”.

          In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

          These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

          A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

          The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the our shares.

Representations of Purchasers

          By purchasing our shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action – Ontario Purchasers Only

          Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

          All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

          Canadian purchasers of our shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

          Certain legal matters relating to the issuance of the shares of common stock will be passed upon for ANADIGICS by Cahill Gordon & Reindel LLP, New York, New York. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in connection with this offering.

EXPERTS

          J.H. Cohn LLP, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K as of and for the year ended December 31, 2005, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 and the effectiveness of our internal control over financial reporting as of December 31, 2005 as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements, management’s assessment and the effectiveness of our internal control over financial reporting as of December 31, 2005 are incorporated by reference in reliance on J.H. Cohn LLP’s reports, given on their authority as an expert in accounting and auditing.

          Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements and schedule as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement (of which this prospectus supplement and accompanying prospectus form a part) on Form S-3 with respect to the common stock being offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus supplement, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at www.sec.gov. We maintain a website at www.Anadigics.com and we make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website is not a part of, or incorporated by reference in, this prospectus supplement or the accompanying prospectus. Other than our SEC filings specifically incorporated by reference, we have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information on our website, and you should not consider it to be part of this document.

INCORPORATION BY REFERENCE

          The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below, and any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005; and

•

The description of our common stock set forth in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 8, 1995, including any amendments or reports filed for the purposes of updating this description.

          We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including exhibits to these documents. You should direct any requests for documents to ANADIGICS, Inc., Attention: Thomas Shields, Chief Financial Officer, 141 Mt. Bethel Road, Warren, New Jersey 07059, Telephone: (908) 668-5000.

PROSPECTUS

$75,000,000

ANADIGICS, INC.

Debt Securities
Common Stock
Preferred Stock

          We may offer, from time to time, in one or more series:

•	unsecured senior debt securities;

•	unsecured subordinated debt securities;

•	shares of common stock; and

•	shares of preferred stock.

         The securities:

•	will have a maximum aggregate offering price of $75,000,000;

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements;

•	may be denominated in U.S. dollars or in other currencies or currency units;

•	may be offered separately or together, or in separate series; and

•	may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

          ANADIGICS, Inc.’s common stock is listed on the NASDAQ National Market under the symbol “ANAD.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The securities may be sold from time to time directly, through agents or through underwriters and/or dealers. If any agent of the issuer or any underwriter is involved in the sale of the securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement.

          This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement.

The date of this prospectus is December 23, 2003

          You should rely only on the information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement. No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter, dealer or agent. Neither this prospectus nor the accompanying prospectus supplement constitutes an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information provided by this prospectus or the accompanying prospectus supplement is accurate as of any date other than the respective dates on the front of those documents.

          In this prospectus and in the accompanying prospectus supplement, unless the context requires otherwise, references to “ANADIGICS,” “we,” “us” and “our” mean ANADIGICS, Inc. and its subsidiaries.

i

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $75,000,000. This prospectus provides you with a general description of the securities we may offer. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding ANADIGICS and the offered securities, please refer to the registration statement. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

          We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports, proxy statements and the other information we file with the SEC contain additional information about us. Our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can also inspect these materials at the offices of the Nasdaq Stock Market, at 1735 K Street, N.W., Washington, D.C. 20006.

          We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities that may be offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For more information about us and the securities covered by this prospectus, you should see the registration statement and its exhibits and schedules. Any statement made in this prospectus concerning the provisions of documents may be incomplete, and you should refer to the copy of such documents filed as an exhibit to the registration statement with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede the information included and the information incorporated by reference in this prospectus.

          We incorporate by reference the following documents and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering:

•	Our Quarterly Report on Form 10-Q for the quarter ended September 27, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 28, 2003;

•	Our Current Report on Form 8-K filed April 2, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 29, 2003;

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•

Our description of ANADIGICS’ common stock incorporated by reference in our Registration Statement on Form 8-A, filed March 6, 1996, including any amendment or report filed for the purpose of updating such description; and

•	Our description of ANADIGICS’ preferred share purchase rights contained in our Registration Statement on Form 8-A/A filed on September 9, 1999.

          On request, we will provide without charge a copy of any or all of the above documents incorporated by reference (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). You may request a copy of these documents by contacting us at: Thomas Shields, Chief Financial Officer, ANADIGICS, Inc., 141 Mt. Bethel Road, Warren, New Jersey 07059, telephone: (908) 668-5000.

FORWARD-LOOKING STATEMENTS

          This prospectus contains projections and other forward-looking statements within the meaning of Sec-tion 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our views as of the date of this prospectus with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.” Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

          You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

          We will not update these forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the SEC.

ANADIGICS, INC.

          We design and manufacture radio frequency integrated circuit, or RFIC, solutions for the wireless and broadband communications markets. Our high frequency RFIC products enable manufacturers of communications equipment to enhance overall system performance and reduce manufacturing cost and time to market. We believe we provide competitive advantages due to our design, development and applications expertise, our superior compound semiconductor technologies, our high-volume, low-cost state-of-the-art manufacturing processes and expertise, and our strong working relationships with leading original equipment manufacturers.

          We focus on two key markets: wireless and broadband access. In the wireless market, we focus on applications and solutions for cellular and personal communications handsets. In the broadband market, we focus on developing applications for cable subscriber products (i.e., set-top boxes and modems), cable infrastructure systems and fiber optic communications systems.

          In addition to the manufacturing facility and design team located at our corporate headquarters, we operate a development center and manufacturing facility in Camarillo, California and development centers in Richardson, Texas; Norcross, Georgia; San Jose, California; Taiwan; and Aalborg, Denmark.

          Our principal executive offices are located at 141 Mt. Bethel Road, Warren, New Jersey 07059. Our telephone number is (908) 668-5000.

RISK FACTORS

          Investing in our securities involves risk. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to an investment in ANADIGICS and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

USE OF PROCEEDS

          Unless we set forth other uses of proceeds in the prospectus supplement, we will use the net proceeds of the sale of the securities described in this prospectus and any prospectus supplement for general corporate purposes. These may include, among other uses, the reduction of outstanding indebtedness, working capital increases, capital expenditures or acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

          The Company has set forth below its ratio of earnings to fixed charges for each of the years in the five year period ended December 31, 2002 and the interim periods presented.

						Nine Months Ended
	Year Ended December 31,
						September 28, 2002	September 27, 2003
	1998	1999	2000	2001	2002

Ratio of earnings to fixed charges(1) (2)	—	3.2x	19.1x	—	—	—	—

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes and cumulative effect of accounting change plus fixed charges. Fixed charges consist of interest charges and that portion of rent expense that we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $15.6 million, $80.8 million and $45.9 million for the years ended December 31, 1998, December 31, 2001 and December 31, 2002, respectively. Earnings, as defined, were not sufficient to cover fixed charges by $35.8 million and $35.0 million for the nine months ended September 28, 2002 and September 27, 2003, respectively.

(2)

Because the Company had no preferred stock outstanding during any of the periods presented, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for each of the periods presented.

DESCRIPTION OF DEBT SECURITIES

          The following description sets forth some general terms and provisions of the debt securities we may offer, but is not complete. The particular terms of the debt securities offered, and the extent to which the general provisions may or may not apply to the debt securities so offered, will be described in the prospectus supplement relating to the particular debt securities. For a more detailed description of the terms of the debt securities, please refer to the indenture (as supplemented) relating to the issuance of the particular debt securities.

          Any senior debt securities will be issued under a senior indenture to be entered into between us and the trustee named in the senior indenture. Any subordinated debt securities will be issued under a subordinated indenture to be entered into between us and the trustee named in the subordinated indenture. As used in this registration statement, the term “indentures” refers to both the senior indenture and the subordinated indenture. The inden-

tures will be qualified under the Trust Indenture Act of 1939, as amended. As used in this registration statement, the term “debt trustee” refers to either the senior trustee or the subordinated trustee, as applicable.

          The following summaries of some material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture (as supplemented) applicable to a particular series of debt securities, including the definitions therein of some terms. Except as otherwise indicated, the terms of any senior indenture and subordinated indenture will be identical.

General

          If applicable, each prospectus supplement will describe the following terms relating to a series of debt securities:

•	the title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated, the terms of subordination;

•	any limit on the amount of debt securities that may be issued;

•	whether any of the debt securities will be issuable, in whole or in part, in temporary or permanent global form or in the form of book-entry securities;

•	the maturity dates of the debt securities;

•

the annual interest rates (which may be fixed or variable) or the method for determining the rates and the dates interest will begin to accrue on the debt securities, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining the dates;

•	the places where payments with respect to the debt securities shall be payable;

•	our right, if any, to defer payment of interest on the debt securities and the maximum length of any deferral period;

•

the date, if any, after which, and the prices at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

•

the dates, if any, on which, and the prices at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and other related terms and provisions;

•	the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	any mandatory or optional sinking fund or similar provisions with respect to the debt securities;

•	the currency or currency units of payment of the principal of, premium, if any, and interest on the debt securities;

•	any index used to determine the amount of payments of the principal of, premium, if any, and interest on the debt securities and the manner in which the amounts shall be determined;

•	the terms pursuant to which the debt securities are subject to defeasance;

•	the terms and conditions, if any, pursuant to which the debt securities are secured; and

•	any other terms (which terms may be inconsistent with the applicable indenture but shall not violate the Trust Indenture Act) of the debt securities.

          Under the indentures, we will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, to reopen a previous issue of a series without the consent of the holders of debt securities and issue additional debt securities of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

Conversion or Exchange Rights

          The terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock or other of our securities will be detailed in the prospectus supplement relating thereto. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of common stock or other of our securities to be received by the holders of the series of debt securities would be subject to adjustment.

Consolidation, Merger or Sale

          Unless otherwise noted in a prospectus supplement, the indentures will not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor or acquirer of the assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Events of Default Under the Indentures

          Unless otherwise noted in a prospectus supplement, the following will be events of default under the in-dentures with respect to any series of debt securities issued:

•	failure to pay interest on the debt securities when due and the failure continues for 30 days and the time for payment has not been extended or deferred;

•	failure to pay the principal or premium of the debt securities, if any, when due;

•	failure to deposit any sinking fund payment, when due, for any debt security and, in the case of the subordinated indenture, whether or not the deposit is prohibited by the subordination provisions;

•

failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, and the failure continues for 60 days after we receive notice from the debt trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

•

if the debt securities are convertible into shares of common stock or other of our securities, failure by us to deliver common stock or other securities when the holder or holders of the debt securities elect to convert the debt securities into shares of common stock or other of our securities; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us.

          The indenture (as supplemented) or the form of note for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the prospectus supplement relating to the series.

          If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us (and to the debt trustee if notice is given by the holders), may declare the unpaid principal, premium, if any, and accrued interest, if any, due and payable immediately.

          The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest on the debt securities. Any waiver shall cure the default or event of default.

          Subject to the terms of the indentures (as supplemented), if an event of default under an indenture shall occur and be continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the applicable series of debt securities, unless the holders have offered the debt trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

•	it is not in conflict with any law or the applicable indenture;

•	the debt trustee may take any other action deemed proper by it which is not inconsistent with the direction; and

•

subject to its duties under the Trust Indenture Act of 1939, the debt trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies, if:

•	the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and the holders have offered reasonable indemnity to the debt trustee to institute proceedings; and

•

the debt trustee does not institute a proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other, conflicting directions within 60 days after the notice, request and offer.

          These limitations will not apply to a suit instituted by a holder of debt securities if we default in the payment of principal, premium, if any, or interest on the debt securities.

          We will periodically file statements with the debt trustee regarding our compliance with certain of the covenants in the indentures.

Modification of Indenture; Waiver

          We and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series;

•	to provide for the assumption by a successor person or the acquirer of all or substantially all of our assets of our obligations under such indenture;

•	to evidence and provide for successor trustees;

•	to add, change or eliminate any provision affecting only debt securities not yet issued; and

•	to comply with any requirement of the SEC in connection with qualification of an indenture under the Trust Indenture Act of 1939.

          In addition, subject to the indentures (as supplemented), the rights of holders of a series of debt securities may be changed by us and the debt trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, unless otherwise noted in a prospectus supplement, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

•	extend the fixed maturity of the series of debt securities;

•	change any obligation of ours to pay additional amounts with respect to the debt securities;

•	reduce the principal amount or reduce the rate of, or extend the time of payment of, interest, or any premium payable upon the redemption of any debt securities;

•	reduce the amount of principal of any debt security payable upon acceleration of the maturity thereof;

•	change the currency in which any debt security or any premium or interest is payable;

•	impair the right to enforce any payment on or with respect to any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or in-creasing the conversion price of, the debt security (if applicable);

•

reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults; or

•	modify any of the above provisions.

Form, Exchange and Transfer

          The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to the series.

          At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

          Subject to the terms of the indentures (as supplemented) and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Information Concerning the Debt Trustee

          The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only the duties specifically detailed in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses, and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

          Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name the debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for the payment of interest.

          Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in the prospectus supplement, the corporate trust office of the debt trustee will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

          All moneys paid by us to a paying agent or the debt trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

          The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Subordination of Subordinated Debt Securities

          Any subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. Unless otherwise noted in a prospectus supplement, the subordinated indenture will not limit the amount of subordinated debt securities which we may issue, nor will it limit us from issuing any other secured or unsecured debt.

DESCRIPTION OF CAPITAL STOCK

          ANADIGICS has 150,000,000 authorized shares of capital stock, consisting of 144,000,000 shares of common stock, par value $.01 per share, 1,000,000 shares of non-voting common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of October 31, 2003, we had 30,674,033 shares of common stock outstanding and no shares of preferred stock or non-voting common stock outstanding.

          The following is a summary of certain provisions of Delaware law and our certificate of incorporation and by-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and by-laws.

Description of Common Stock and Non-Voting Common Stock

          The rights of holders of common stock and non-voting common stock are identical except for voting and certain conversion privileges. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock and non-voting common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The shares of common stock and non-voting common stock are not redeemable, and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of ANADIGICS, the holders of common stock and non-voting common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of non-voting common stock are not entitled to vote, except as required by law or in the case of certain amendments to or modifications of our certificate of incorporation. There is no cumulative voting. Subject to restrictions in our certificate of incorporation, certain holders of common stock may convert, at any time, any or all of the shares of common stock held by such holders into non-voting common stock on a one-for-one basis. Subject to restrictions in our certificate of incorporation and to certain regulatory limitations which may be imposed upon a holder thereof, the non-voting common stock is convertible on a one-for-one basis into common stock at any time at the option of the holder thereof.

Description of Preferred Stock

          Under our certificate of incorporation, our board of directors is authorized, without further stockholder vote or action, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series. As of November 14, 2003, our board of directors had authorized for issuance 30,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share, in connection with our Rights Plan (as described below) and no preferred shares were outstanding.

          Issuances of preferred shares are subject to the applicable rules of the NASDAQ National Market or other organizations on whose systems our stock may then be quoted or listed. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock, including the loss of voting control to others.

          Our board of directors, in approving the issuance of a series of our preferred stock, has the authority to determine, and the applicable prospectus supplement may set forth with respect to such series, the following terms, among others:

•	the number of shares constituting that series and the distinctive designation of that series;

•

the dividend rate of that series, the conditions of and the time of payment thereof, whether dividends shall be cumulative, and, if so, the date or dates from which any cumulative dividends shall commence to accrue, and the relative rights of priority, if any, of payment of dividends on shares of that series over shares of any other class or series;

•	the voting rights of that series, if any, and the terms of such voting rights;

•

whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of any such redemption, including the date or dates upon or after which such shares shall be redeemable and the amount payable per share in case of redemption, which amount may vary under different conditions and at different redemption dates;

•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and conditions and amount of such sinking fund;

•

the rights of shares of that series in the event of a merger, acquisition, voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of ANADIGICS, and the relative rights of priority, if any, of payment of shares of that series over shares of any other class or series;

•

whether the issuance of any additional shares of that series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series;

•

whether the shares of that series shall be convertible into or exchangeable for shares of any other class or series, or any other security of ANADIGICS or any other corporation, and, if so, the specification of such other class, series or type of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which the shares of the series shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; and

•

Any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of that series as the board of directors may deem advisable and as shall not be inconsistent with the provisions of our certificate of incorporation and as permitted under the laws of the State of Delaware.

          Material U.S. federal income tax considerations pertaining to an investment in our preference shares will be described in the applicable prospectus supplement.

Description of Rights Plan

          On December 17, 1998, our board of directors declared a dividend distribution of one right for each of our outstanding shares of common stock. The distribution was payable to holders of record on December 31, 1998, the record date. The right also attached to each share of common stock issued after the record date but before the distribution date or expiration date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, at a price of $75.00 per one one-thousandth of a share, referred to as the purchase price, subject to adjustment. The description and terms of the rights are set forth in a rights agreement, as amended, between us and Chase Mellon Shareholder Services, L.L.C., as rights agent.

     Distribution Date; Transfer of Rights

          Until the earlier to occur of:

•

ten calendar days following the shares acquisition date, the date of public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of common stock or other voting securities that have 18% or more of the voting power of the outstanding shares of our voting stock; or

•

ten calendar days, or such later date as may be determined by action of the board of directors prior to the shares acquisition date, following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in a person or group acquiring, or obtaining the right to acquire, beneficial ownership of voting stock having 18% or more of the voting power of the outstanding shares of voting stock, the rights will be evidenced, with respect to any of our common stock certificates outstanding as of the record date or issued after the record date but before the expiration date, by such common stock certificates. We refer to the earlier of these two dates as the distribution date and we refer to any person or group that reaches such 18% threshold as an acquiring person. The rights agreement provides that, until the distribution date, the rights will be transferred with and only with our common stock. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and the surrender for transfer of any of our common stock certificates outstanding as of the record date or issued after the record date but before the expiration date will also constitute the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights, each referred to as right certificates, will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate certificates alone will evidence the rights.

          The rights are not exercisable until the distribution date. The rights will expire at the close of business on December 17, 2008, unless earlier redeemed or exchanged by us as described below. We refer to such earliest date as the expiration date.

Exercise of Rights for Our Common Stock

          In the event that a person becomes an acquiring person, each holder of a right will thereafter have the right to receive, upon exercise, common stock or, in certain circumstances, cash, property or other of our securities having a value equal to two times the purchase price of the right. In contrast, all rights that are or, under certain circumstances specified in the rights agreement, were beneficially owned by any acquiring person will be null and void.

Exercise of Rights for Shares of the Acquiring Company

          In the event that, at any time following the shares acquisition date:

•	we are acquired in a merger or other business combination transaction, or

•	50% or more of our assets or earning power is sold or transferred,

each holder of a right, except rights which previously have been voided as set forth above, shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right.

Adjustments to Purchase Price

          The purchase price payable, and the number of shares of this preferred stock (or common stock or other securities, as the case may be) issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of this preferred stock;

•

upon the grant to holders of this preferred stock of certain rights or warrants to subscribe for shares of this preferred stock or convertible securities at less than the current market price of this preferred stock; or

•

upon the distribution to holders of this preferred stock of evidence of indebtedness or assets, excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in this preferred stock, or of subscription rights or warrants, other than those referred to above.

          With certain exceptions, no adjustment in the purchase price will be required after the earlier of three years from the date of the event giving rise to such adjustment and the expiration date. In addition, no adjustment is required unless cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares will be issued, and, instead of a fractional share issuance, an adjustment in cash will be made based on the market price of this preferred stock on the last trading date prior to the date of exercise.

Exchange and Redemption of Rights

          At any time after the occurrence of the event set forth under “—Exercise of Rights for Our Common Stock” above, the board of directors may exchange the rights, other than the voided rights held by the acquiring person, in whole or in part, at an exchange ratio of one share of our common stock, or a fraction of a share of this preferred stock having the same market value, per right, subject to adjustment.

          At any time prior to 5:00 P.M. New York City time on the tenth calendar day following the shares acquisition date, we may redeem the rights in whole, but not in part, at a price of $.001 per right, such price being referred to as the redemption price. Promptly upon the action of our board of directors electing to redeem the rights, we shall make a public announcement, and upon such action, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of ANADIGICS, including, without limitation, the right to vote or to receive dividends.

Terms of This Preferred Stock

          This preferred stock will rank junior to all other series of our preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of this preferred stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 1,000 times the per share amount of any dividend, other than a dividend payable in shares of common stock or a subdivision of the common stock, declared from time to time on the common stock, subject to certain adjustments. This preferred stock will not be redeemable. In the event of liquidation, the holders of this preferred stock will be entitled to receive a preferred liquidation payment per share of $1.00, plus accrued and unpaid dividends, or, if greater, an amount equal to 1,000 times the payment to be made per share of common stock, subject to certain adjustments. Generally, each share of this preferred stock will vote together with the common stock and any other series of cumulative preferred stock entitled to vote in such manner and will be entitled to 1,000 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of this preferred stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of common stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of this preferred stock are protected against dilution in the event that additional shares of common stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of this preferred stock’s dividend, voting, liquidation and other rights, the value of the one one-thousandth of a share of this preferred stock purchasable with each right is intended to approximate the value of one share of common stock.

Amendments to Terms of the Rights

          Any of the provisions of the rights agreement may be amended by our board of directors prior to the earlier of the distribution date or shares acquisition date. After the earlier of the distribution date or shares acquisition date, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; provided, however, that no supplement or amendment may be made after the earlier of the distribution date or shares acquisition date that changes those provisions relating to the principal economic terms of the rights.

Antitakeover Effects of Provisions of the Charter, By-laws and Certain Other Agreements

          Stockholders’ rights and related matters are governed by Delaware law and our certificate of incorporation and by-laws. Certain provisions of Delaware law and our certificate of incorporation and by-laws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. Such provisions may also adversely affect prevailing market prices for our common stock.

Staggered Board of Directors

          Our certificate of incorporation provides that our board of directors is divided into three classes, each elected for a three-year term. This provision could discourage a takeover attempt because at no time is a majority of the board of directors standing for re-election.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

          Our by-laws contain advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary no later than 90 days nor more than 120 days before the first anniversary date of our proxy statement in connection with our last annual meeting of stockholders. The notice of stockholder nominations must set forth certain information about each nominee who is not an incumbent director.

Limitation of Liability of Directors

          Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the unlawful payment of dividends, stock purchases or redemptions or for any transaction from which the director or officer derived an improper personal benefit.

Section 203 of the Delaware General Corporation Law

          Section 203 of the Delaware General Corporation Law prevents an “interested stockholder”, defined in Section 203, generally, as a person owning 15% or more of a corporation’s outstanding voting stock, from engaging in a “business combination” with us for three years following the date such person became an interested stockholder unless:

•

before such person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which such person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of our outstanding voting stock not owned by the interested stockholder.

          The statute contains provisions enabling a corporation to avoid the statute’s restrictions. We have not sought to “elect out” of the statute, and therefore, the restrictions imposed by this statute will apply to us.

PLAN OF DISTRIBUTION

          We may sell the securities:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.

          Any underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to any offering of securities will set forth its offering terms, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters’ compensation, any initial public offering price, and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the securities offered hereby.

          If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

          Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the accompanying prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

          If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us at the public offering price set forth in the accompanying prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to any conditions set forth in the accompanying prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of these contracts. The underwriters and other persons soliciting these contracts will have no responsibility for the validity or performance of any such contracts.

          Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

          Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution by us to payments they may be required to make in respect thereof.

          Certain of the underwriters, agents or dealers and their associates may be customers of, or engage in transactions with and perform services for us in the ordinary course of business.

LEGAL MATTERS

          Certain legal matters in connection with the validity of the securities of ANADIGICS, Inc. will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

          Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002 as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.